FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.

1969 Upper Water Street, Suite 2001

Purdy's Wharf Tower II

Hallifax, Nova Scotia
B3J 3R7

ITEM 2.	Date of Material Change

November 1, 2012

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on November 1, 2012 via Businesswire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (TSX:BRD)(NYSE MKT:BRD) ("Brigus" or the "Company") has announced that it has completed the previously announced private placement of 8,304,500 flow through shares ("Flow-Through Shares") of Brigus (the "Offering") at a price of $1.21 per share for aggregate gross proceeds of $10,048,445. The syndicate of underwriters was led by Cormark Securities Inc. and included Haywood Securities Inc., Fraser Mackenzie Limited, Primary Capital Inc. and Casimir Capital Ltd.

The proceeds received by the Company from the sale of the Flow-Through Shares will be used to incur Canadian exploration expenditures that are "flow-through mining expenditures" (as such terms are defined in the Income Tax Act (Canada)) on the Corporation's properties in the Province of Ontario, which will be renounced to the subscribers with an effective date no later than December 31, 2012, in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. The funds are intended to be used to explore areas within the Black Fox Complex in the Timmins Gold District of Ontario, Canada.

The Flow-Through Shares issued under the Offering are subject to a four month plus one day hold period expiring March 2, 2013.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to the account or benefit of a U.S. person absent an exemption from the registration requirements of such Act.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Form 51-102F3	Page 2

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officers of the Company may be contacted for further information:

Jennifer Nicholson, CA	Katherine Burgess
Executive Vice President	Manager, Stakeholder Relations
Phone: (902) 442-7186	Phone: (902) 442-7184
Email: jnicholson@brigusgold.com	Email: kwood@brigusgold.com

ITEM 9.	Date of Report

This report is dated this 1st of November, 2012.

Schedule A

Brigus Gold Corp. Completes $10,048,445
Flow-Through Share Financing

Halifax, Nova Scotia – November 1, 2012– Brigus Gold Corp. (TSX:BRD)(NYSE MKT:BRD) ("Brigus" or the "Company") is pleased to announce that it has completed the previously announced private placement of 8,304,500 flow through shares ("Flow-Through Shares") of Brigus (the "Offering") at a price of $1.21 per share for aggregate gross proceeds of $10,048,445. The syndicate of underwriters was led by Cormark Securities Inc. and included Haywood Securities Inc., Fraser Mackenzie Limited, Primary Capital Inc. and Casimir Capital Ltd.

The proceeds received by the Company from the sale of the Flow-Through Shares will be used to incur Canadian exploration expenditures that are "flow-through mining expenditures" (as such terms are defined in the Income Tax Act (Canada)) on the Corporation's properties in the Province of Ontario, which will be renounced to the subscribers with an effective date no later than December 31, 2012, in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. The funds are intended to be used to explore areas within the Black Fox Complex in the Timmins Gold District of Ontario, Canada.

The Flow-Through Shares issued under the Offering are subject to a four month plus one day hold period expiring March 2, 2013.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to the account or benefit of a U.S. person absent an exemption from the registration requirements of such Act.

About Brigus Gold

Brigus is a growing Canadian gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine, the new Grey Fox property and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. The Black Fox Mine is in production and the Grey Fox Mine, located four kilometres from Black Fox is in development. Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus owns the Ixhuatan Project located in the state of Chiapas. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects.

Form 51-102F3	Page A2

Cautionary Statements

Statements in this news release, which are not historical facts, are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements reflect the Company's view with respect to future events (including the intended use of proceeds of the Offering) and there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from these forward-looking statements include factors disclosed under the heading "Risk Factors" in Brigus Gold's most recent Annual Information Form and Management Discussion and Analysis filed under the Company's name at www.sedar.com and annual report on Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov and elsewhere in Brigus Gold's documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex, the United States Securities and Exchange Commission and other regulatory authorities. All forward-looking statements included in this news release are based on information available to the Company on the date hereof. The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.